Mail Stop 6010

November 8, 2007

Cathy A. Fleischer
President and Chief Technology Officer
NaturalNano, Inc.
15 Schoen Place, Second Floor
Pittsford, New York 14534

> **Re:** **NaturalNano, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 30, 2007**
> **File No. 0-49901**

Dear Ms. Fleischer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement – Consent Action By Stockholders Without a Meeting

1. On the information statement's cover page, you state that the amendment to the articles of incorporation will, in relevant part, "provide option and warrant holders specific rights to approve any waivers or amendments to their rights." However, the amendment's actual language, which is included in Appendix A and in the discussion of Proposal 2, gives this voting right only to "the holders of . . . a designated class or classes of capital stock of the corporation."

- Since options and warrants are not "capital stock," it appears that the description of Proposal 2 on the cover page does not accurately reflect the actual proposal. Please revise the description so it is in accordance with the proposal.
- If you intend to interpret the amendment to the articles of incorporation as authorizing option and warrant holders to vote, please provide us with an analysis under state law justifying this interpretation.

Proposal 2: Approval of an Amendment to the NaturalNano, Inc. Articles of Incorporation

2.   We note you seek to increase the authorized shares of common stock from 200,000,000 to 300,000,000. You also list various potential uses for the additional shares.

- Please include a definitive statement as to whether or not the company currently has any plans to issue any of the shares that would be authorized through this proposal.
- If the company has any plans to issue any of the shares, please describe the plans to the extent they have been determined, and quantify the approximate number of shares associated with each such plan.
- It should be clear from your revised discussion how many shares you currently have authorized, outstanding, reserved for issuance, and available for issuance. It should also be clear, to the extent the company has determined, how many shares may be issued pursuant to plans the company currently has. Please revise your document accordingly.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William E. Kelly, Esq.
        Nixon Peabody LLP
        100 Summer Street
        Boston, Massachusetts 02110